Exhibit 1

Media Relations	Investor Relations	Analyst Relations
Jorge Perez	Eduardo Rendon	Lucy Rodriguez
+52(81) 8888-4334	+52(81) 8888-4256	+1(212) 317-6007
mr@cemex.com	ir@cemex.com	ir@cemex.com

CEMEX SUCCESSFULLY AMENDS ITS MAIN BANK AGREEMENT

MONTERREY, MEXICO. MAY 25, 2020 — CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announces that it has successfully amended its Facilities Agreement, dated as of July 19, 2017, entered into with several financial institutions (as amended, the “Facilities Agreement”).

The amendment is one of the steps in the overall strategy adopted by CEMEX to respond to the coronavirus (“COVID-19”) pandemic and the effects of COVID-19 on the global economy. CEMEX has modified the consolidated leverage and coverage covenants in the Facilities Agreement, which should allow CEMEX to manage their compliance. Under the terms of the amendment, the leverage covenant increases to 6.75x for June 2020 and to 7.00x for September 2020 through March 2021; and decreases thereafter. As of the end of the first quarter of 2020, CEMEX reported a consolidated leverage ratio of 4.40x.

“We are very pleased with the completion of this process and with the support of our lenders,” said Maher Al-Haffar, CEMEX’s Chief Financial Officer. “We are proud of our track record in working together with our bank group in both good and challenging times.”

As part of the amendment to the Facilities Agreement, CEMEX agreed to temporarily limit certain flexibilities related to capital expenditures, acquisitions and share buybacks, among others, which are in line with its previously announced measures to contain the impact of COVID-19. Furthermore, the interest-rate margin grid has been adjusted to accommodate the changes to the consolidated leverage covenant.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

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Certain terms used in this press release, such as consolidated leverage ratio, consolidated coverage ratio and interest-rate margin are defined in the Facilities Agreement. This press release contains forward-looking statements that reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. CEMEX assumes no obligation to update or correct the information contained in this press release. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise any forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission.